Mail Stop 4561

August 29, 2008

David Karp
Chief Financial Officer
CounterPath Corporation
Suite 300, One Bentall Center
505 Burrard Street, Box 95
Vancouver, BC V7M 1X3
Canada

> **Re: CounterPath Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed: August 19, 2008**
> **File No. 000-50346**

Dear Mr. Karp:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (604) 687-6314
Virgil Z. Hlus, Esq.
Clark Wilson LLP